EXHIBIT 5

March 31, 2014

Ms. Dawn Zier
Chief Executive Officer
NutriSystem, Inc.
600 Office Center Drive
Fort Washington, PA 19034

Re: Clarifying My March 24, 2014 Letter

Dear Ms. Zier:

Thank you for taking the time to talk on Friday regarding the letter I sent on March 24, 2014, on behalf of Clinton Group, Inc. and its affiliates and associates (“Clinton Group”), which are owners of more than 6% of the stock of NutriSystem, Inc. (“NutriSystem” or the “Company”).

I apologize for the lack of clarity in my prior letter. To be very clear, we believe the Company should maintain (and, as cash flow permits, expand) the current dividend on a per-share basis. We also believe the Company should borrow capital and purchase some of its own stock. In my prior letter, I attempted to demonstrate that the Company had plenty of capacity to repurchase its stock in this manner. In that letter I showed how retiring some stock (and with it the dividend obligation on those retired shares) would leave the Company in a cash flow neutral position. The remaining outstanding stock would continue to receive the $0.70 per year dividend.

In the table below, I have shown an example of how our proposal would work. Today, there are approximately 28.7 million shares that each receives a $0.70 per year dividend. In the aggregate, the Company spends $21 million on its dividend. Under our proposal, the Company would borrow $80 million and repurchase at least 4.4 million shares (assuming an average purchase price of $18). The Company would then have 24.3 million shares outstanding, each of which would continue to receive the $0.70 dividend; the new aggregate dividend obligation would be $17.8 million. The Company would save $3.1 million in dividends because the repurchased shares would not receive any dividends. That same $3.1 million would be sufficient to pay the after-tax interest expense on the $80 million of borrowed capital. As shown in the table below, the total out-of-pocket, after-tax cost under our proposal is equivalent to today’s aggregate dividend expense.

Dollar amounts in millions.

The result of a transaction such as the one we have proposed is that the shareholders who remain in the stock (i.e. those that do not sell their shares back to the Company) own a greater percentage of the Company than they did before the transaction. (Each share is now one share of 24.3 million instead of one share of 28.7 million and each share continues to receive the $0.70 annual dividend.) As the turnaround continues, and the Company becomes more valuable, each share is worth even more than it would be under the status quo capital structure. And, of course, as cash flow improves, the Company could either repurchase more shares or increase the dividend per share.

This proposal also has an immediate impact on the value of the shares. The outstanding shares would continue to receive the $0.70 dividend to which the owners have become accustomed. But, as shown in the table below (which takes its estimates from the current Sidoti model), the cash flow (after dividends per share) attributable to each outstanding share would go up more than 18%. We believe this will cause the stock price to increase significantly as well.

Dollar amounts in millions.

Please feel free to reach out and discuss these matters further with me at your convenience.

Best regards.

Gregory P. Taxin
President

cc: NutriSystem Board of Directors